Exhibit 99.5

www.rpacan.com ROSMERY J. CÁRDENAS I, Rosmery Julia Cárdenas Barzola, P.Eng., as an author of this report entitled “Technical Report on the Atacocha Mine, Pasco Province, Central Peru” prepared for Nexa Resources S.A. and dated March 22, 2019, do hereby certify that: 1. I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7. 2. I am a graduate of Universidad Nacional de Ingenieria, Lima, Peru, in 2002 with a B.Sc. degree in Geological Engineering. 3. I am registered as a Professional Engineer in the Province of Ontario (Reg. #100178079). I have worked as a geologist for a total of 16 years since my graduation. My relevant experience for the purpose of the Technical Report is: • Resource estimation, geological modelling, and QA/QC experience ranging from greenfield projects to operating mines, including open pit and underground. Review and report as a consultant on numerous exploration, development, and production mining projects around the world for due diligence and regulatory requirements. Evaluation Geologist and Resource Modelling Geologist with Barrick Gold Corporation at Pueblo Viejo Project (Dominican Republic) and Lagunas Norte Mine (Peru). Geologist at a polymetallic underground mine in Peru in charge of exploration and definition drilling. • • • 4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. 5. I visited the Atococha Mine on September 5 to 7, 2018. 6. I am responsible for Sections 4 to 14 and relevant disclosure in Sections 1 to 3 and 25 to 27 of the Technical Report. 7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101. 8. I have had no prior involvement with the property that is the subject of the Technical Report. 9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1. 10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading. Dated this 22nd day of March, 2019. (Signed and Sealed) Rosmery Cardenas Rosmery J. Cárdenas, P.Eng. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 29-3